January 31, 2006

Via EDGAR

Securities and Exchange Commission

100 First Street N.E.

Washington, D.C. 20549

Mail Stop 6010

Attention: Ms. Keira Ino

Re:    DaVita Inc.

Ladies and Gentlemen:

Pursuant to our telephone conversation with Ms. Ino on January 18, 2006, regarding our written response dated December 27, 2005, to your letter dated December 19, 2005, addressed to Kent Thiry of DaVita Inc. (the “Company”), setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2004 and Form 8-K/A filed on December 1, 2005, we respectfully advise the Staff that we will include the following disclosures in our Form 10-K for the fiscal year ended December 31, 2005 regarding our accounts receivable in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

“Our accounts receivable balances at December 31, 2005 and 2004 represented approximately 72 and 70 days of revenue, net of bad debt provision. The relative increase in the days of net revenue in accounts receivable as of December 31, 2005 reflects an increased level of delayed billings and delayed cash collections associated with the Medicare certification process for newly opened and acquired centers.

As of December 31, 2005 and 2004, $47 million and $30 million, which represented less than 10% of our total unreserved accounts receivable, were more than six months old. There were no significant outstanding balances over one year old other than approximately $5 million in Medicare bad debt claims, for which collections occur over extended periods of time as noted below. Less than one-half of 1% of our treatments are classified as “patient pay”. Virtually all revenue is from government and non-government third-party payors, as discussed above. Amounts pending approval from third-party payors as of December 31, 2005, other than the standard monthly processing, consisted of approximately $14 million associated with Medicare bad debt claims, or approximately 2% of total accounts receivable. Our Medicare bad debt claims are typically not paid to us until the Medicare fiscal intermediary audits the claims, and such audits typically occur one to four years after the claims are filed. As a kidney dialysis provider, our revenue is not subject to cost report settlements except for potentially limiting the collectibility of Medicare bad debt claims.”

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement has access to all information we provide to the Staff in its review of our filings or in response to comments on our filings.

We are available to discuss our response at your convenience. Please do not hesitate to contact the undersigned at 253-382-1910.

Very truly yours,

/s/ Gary W. Beil
Gary W. Beil Vice President and Controller

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